International Bank for Reconstruction and
Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2010

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

March 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basis of Reporting	2
Overview	2
Fair Value Basis	3
Equity-to-Loans	6
Contractual Terms of Loans	6
Results of Operations	7
Net Income Allocations and Transfers	8

CONDENSED QUARTERLY FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2009 (FY 2009). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective, that of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

IBRD reports all instruments in the investments, borrowings and asset/liability management portfolios at fair value, with changes in fair value reported in the income statement. Loans are reported at amortized cost (except for loans with embedded derivatives which are reported at fair value).

Due to the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the loans portfolio at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present all financial assets and liabilities including the loans portfolio at fair value.

IBRD’s fair value model for the loans portfolio incorporates Credit Default Swap (CDS) spreads as an indicator for the credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s expected recovery rates. The CDS spreads provide a market indicator of the fair value of the loans portfolio at a point in time; however, the associated volatility does not provide a good basis for making income allocation and distribution decisions, which are based on a longer term view of the adequacy of IBRD’s risk bearing capacity.

Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with fair value of financial instruments (other than trading investments), Board of Governors-Approved Transfers, temporarily restricted income, Long-Term Income Portfolio (LTIP), and allocation to the pension reserve. Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet and the results from stress tests, and considers projections of the equity-to-loans ratio(1) as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

OVERVIEW

FINANCIAL OVERVIEW

Table 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases. IBRD has seen a significant increase in its lending during the first nine months of the current fiscal year, reflected in the increase in commitments and net disbursements of $6,687 million and $3,568 million, respectively, compared to the same period in FY 2009. The majority of the increase in commitments went to borrowing countries in the South Asia ($4,595 million) and Europe and Central Asia ($2,896 million) regions. This substantial increase in commitments was driven by an increase in demand for IBRD’s loans as a result of the current economic environment. Since July 1, 2008, in response to the global economic crisis, IBRD’s commitments have totaled $59.6 billion.

On a reported basis, IBRD recorded a net loss of $1,022 million for the nine months ended March 31, 2010, compared to net income of $5,016 million in the same period in FY 2009. This was primarily due to a lower net fair value adjustment on non-trading portfolios(2). As noted in the management reporting section above, management believes that the fair value basis of reporting reflects the true economic income of IBRD.

On a fair value basis, the net income for the nine months ended March 31, 2010 was $220 million, compared to $1,220 million in the same period in FY 2009. The decrease was primarily due to lower fair value adjustment on the non-trading portfolios(2) of $6,376 million as a result of the tightening of IBRD’s credit spreads and the decline in interest rates. This was partially offset by the increase in the fair value adjustment on the loans portfolio of $4,830 million as a result of the tightening of the borrowing countries CDS spreads.

(1)          The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

(2)       Non-trading portfolios comprise the borrowing and asset/liability management portfolios, as well as a loan with an embedded derivative.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

Table 1: Selected Financial Data

	Nine months Ended		Full Year
In millions of U.S. dollars, except ratios and return data in percentages	March 31, 2010	March 31, 2009	June 30, 2009
Lending Summary
Commitments to member countries(a)	26,725	20,038	32,911
Gross disbursements(b)	20,504	15,613	18,564
Net disbursements(b)	11,474	7,906	8,344

Reported Basis
Operating income(c)	827	388	572
Fair value adjustment on non-trading portfolios, net	(1,010)	5,366	3,280
Board of Governors-Approved Transfers	(839)	(738)	(738)
Net (loss) income	(1,022)	5,016	3,114
Net return on average earning assets
Based on operating income	0.76	0.41	0.45
Based on net income	(0.94)	5.30	2.38
Return on equity
Based on operating income	3.03	1.38	1.53
Based on net income	(3.62)	17.22	8.01
Equity-to-loans ratio(d)	31.41	34.85	34.53

Fair Value Basis
Net income (loss)	220	1,220	(225)
Net income before Board of Governors-Approved Transfers	1,059	1,958	513
Net return on average earning assets(e)	0.98	2.10	0.40
Return on equity(e)	3.82	7.23	1.41
Equity-to-loans ratio(d)	31.97	36.45	35.26

(a)       Commitments include guarantee commitments and guarantee facilities.

(b)       Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.

(c)        Operating income is defined as net income before fair value adjustment on non-trading portfolios, net and Board of Governors- Approved Transfers.

(d)       Ratios are computed using usable equity and do not include current year’s operating income.

(e)        Ratios exclude Board of Governors-Approved Transfers.

The equity-to-loans ratio on a fair value basis at March 31, 2010 was lower as compared to June 30, 2009, driven by the increase in loans outstanding. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 2 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheet at March 31, 2010 is presented with a reconciliation to the reported basis.

IBRD’s Condensed Fair Value Statements of Income, with a reconciliation to the reported basis for the nine months ended March 31, 2010, are presented in Table 3.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

The loans portfolio increased by $12,069 million compared to June 30, 2009, primarily due to net disbursements of $11,474 million driven by the increase in demand for IBRD’s loans, as well as a mark-to-market gains of $1,452 million resulting from the tightening of CDS spreads.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

Table 2: Condensed Fair Value Balance Sheets at March 31, 2010 and June 30, 2009

	March 31, 2010				June 30, 2009
		Additional
In millions of U.S. dollars	Reported Basis	Adjustments		Fair Value Basis	Fair Value Basis

Due from banks	$1,134			$1,134	$3,044
Investments and securities purchased under resale agreements	34,405			34,405	41,045
Derivatives
Investments	15,782			15,782	18,467
Client operations	19,157			19,157	19,559
Borrowings	86,089			86,089	82,793
Other assets/liabilities	2,367			2,367	2,246
Net loans outstanding	114,331	$(344)		113,987	101,918
Other assets	5,200			5,200	4,609
Total assets	$278,465	$(344)		$278,121	$273,681
Borrowings	$120,437	$(20	)(2)	$120,417	$110,022
Derivatives
Investments	15,965			15,965	18,923
Client operations	19,150			19,150	19,551
Borrowings	77,357			77,357	76,321
Other assets/liabilities	802			802	847
Other liabilities	5,858			5,858	9,701
Total liabilities	239,569	(20)		239,549	235,365
Paid-in capital	11,491			11,491	11,491
Retained earnings and other equity	27,405	(324)		27,081	26,825
Total equity	38,896	(324)		38,572	38,316
Total liabilities and equity	$278,465	$(344)		$278,121	$273,681

Investments Portfolio

For the investments portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases.

The investment portfolio (including derivatives) decreased by $4,646 million compared to June 30, 2009, primarily due to loan disbursements of $11,474 million, which were partially offset by net borrowing issuances of $6,054 million as well as mark-to-market gains of $226 million resulting from the tightening of credit spreads.

Borrowings Portfolio

Except for the transition adjustment(3) of $20 million, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

The borrowings portfolio (including derivatives) increased by $8,135 million compared to June 30, 2009, primarily due to net borrowing issuances of $6,054 million in anticipation of higher net loan disbursements, as well as mark-to-market losses of $1,190 million as a result of the tightening of IBRD’s credit spreads.

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,000 million decrease in net income on a fair value basis, between the nine months ended March 31, 2010 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans decreased by $1,115 million compared to the same period in the previous fiscal year, primarily due to the significant decline in the short-term interest rates over the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the increase in loan volume.

Income from Investments

Income from investments increased by $60 million compared to the same period in the previous fiscal year, due to mark-to-market gains from the tightening of the credit spreads and from LTIP equity securities, partially offset by lower interest income, consistent with the lower interest rate environment. (See Figure 1)

(3) Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

Table 3: Condensed Fair Value Statements of Income for the Nine Months Ended

	March 31, 2010			March 31, 2009
	Year to Date		Year to Date	Year to Date
	Reported	Additional	Fair Value	Fair Value
In millions of U.S. dollars	Basis	Adjustments	Comprehensive Basis(a)	Comprehensive Basis(a)

Income from loans	$1,930		$1,930	$3,045
Income from investments, net(b)	411		411	351
Other income	882		882	354
Total income	3,223		3,223	3,750

Borrowing expenses	1,356		1,356	2,150
Administrative expenses including contributions to special programs	1,102		1,102	980
Release of provision for losses on loans and guarantees	(62)	$62	—	—
Total expenses	2,396	62	2,458	3,130

Operating income	827	(62)	765	620
Fair value adjustment on non-trading portfolios, net	(1,010)		(1,010)	5,366
Board of Governors-Approved Transfers	(839)		(839)	(738)
Fair value adjustment on loans		1,452	1,452	(3,378)
Changes to other comprehensive (loss)		(148)	(148)	(650)
Net (loss) income	$(1,022)	$1,242	$220	$1,220

(a)       Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.

(b)       Unrealized gains (losses) on derivatives in the investments trading portfolio are included in income from investments, net.

Other Income

Other income increased by $528 million compared to the same period in the previous fiscal year. This increase was primarily due to net interest income earned on the equity duration extension portfolio reflecting the decline in interest rates, as IBRD is a variable interest rate payer and a fixed interest rate receiver for this portfolio.

Figure 1: Six-Month LIBOR Interest Rates-U.S. Dollar

Borrowing Expenses

Borrowing expenses declined by $794 million compared to the same period in the previous fiscal year. This decrease was primarily due to the decrease in short-term interest rates between the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the higher borrowing volume.

Fair Value Adjustment on Non-Trading Portfolios, Net

The fair value adjustment on non-trading portfolios consists of the fair value adjustment on the borrowing and asset/liability management portfolios, as well as a loan with an embedded derivative.

During the first nine months of FY 2010, IBRD experienced net unrealized losses of $1,010 million on the non-trading portfolios primarily due to unrealized losses on the borrowings portfolio reflecting the tightening of IBRD’s credit spreads.

During the same period in FY 2009, IBRD experienced net unrealized gains of $5,366 million on the non-trading portfolios primarily due to unrealized gains from the equity duration extension strategy reflecting the decrease in interest rates and unrealized gains on the borrowings portfolio reflecting the widening of IBRD’s credit spreads.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were higher by $101 million over the same period last year due to higher transfers to IDA of $201 million, partially offset by lower transfers to various trust funds of $100 million.

Fair Value Adjustment on Loans

The fair value adjustment on loans for the first nine months of FY 2010 was a positive $1,390 million (including the reversal of the release of provision for losses on loans and guarantees of $62 million), compared to negative $3,610 million (including the reversal of the provision for losses on loans and guarantees of $232 million) during the same period in FY 2009, resulting in an increase in net income of $5,000 million. The positive fair value adjustment during the first nine months of FY 2010 was primarily driven by the tightening of CDS spreads. For the same period in FY 2009, the negative fair value adjustment was primarily driven by the widening of CDS spreads.

Changes to Other Comprehensive Income/Loss

Other comprehensive loss for the first nine months of FY 2010 was $148 million, which was primarily related to the net negative currency translation adjustment resulting from the depreciation of the euro (4.60%), partially offset by the appreciation of the Japanese yen (2.74%) against the U.S. dollar. In comparison, during the same period in FY 2009 other comprehensive loss was $650 million, which was primarily related to the net negative currency translation adjustments resulting from the depreciation of the euro (14.70%), partially offset by the appreciation of the Japanese yen (9.96%) against the U.S. dollar.

Changes to other comprehensive income also consist of the transition adjustment (as defined on page 4) and unrecognized pension amounts (net actuarial losses and prior service costs).

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 4 presents this ratio computed on both a reported and fair value basis. IBRD’s equity-to-loans ratios on both a reported and fair value basis at March 31, 2010 were lower compared to those as of June 30, 2009, primarily due to the increase in the loans portfolio.

CONTRACTUAL TERMS OF LOANS

The spread on IBRD’s Flexible Loans has three components; namely, a projected funding cost, a market risk premium, and a Board-approved contractual spread. During FY 2010, IBRD increased the contractual spread (See Table 5) and decreased the projected funding cost, while keeping the market risk premium unchanged. IBRD’s management closely reviews funding spreads charged to borrowers to ensure that they reflect underlying market conditions. Management resets the projected funding cost and the market risk premium when market conditions warrant.

Table 4: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages	March 31, 2010	June 30, 2009	March 31, 2009

Reported Basis
Equity-to-loans ratio(a)	31.41	34.53	34.85
Equity used in equity-to-loans ratio(b)	$36,427	$36,303	$35,894
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions (including deferred drawdown option) and deferred loan income	$115,956	$105,145	$102,987

Fair Value Basis
Equity-to-loans ratio(a)	31.97	35.26	36.45
Equity used in equity-to-loans ratio	$36,962	$36,454	$36,292
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions (including deferred drawdown option)	$115,600	$103,387	$99,564

(a)       Ratios are computed using usable equity and do not include current year’s operating income.

(b)       The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital, (adjusted for the restricted elements and net maintenance of value), Special Reserve, General Reserve and cumulative translation adjustment.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

On August 5, 2009, the Executive Directors approved new pricing for loans and guarantees. A summary of the changes in pricing is provided below:

Table 5: New Pricing for IBRD Loans and Guarantees

	Invitation to Negotiate	Invitation to Negotiate
	on or after	before
	July 23, 2009(a)	July 23, 2009
IBRD Flexible Loan (fixed spread and variable spread)
Contractual lending spread	0.50%	0.30%
Development Policy Loans with a Deferred Drawdown Option
Front-end fee	0.75%	0.25%
Renewal fee	0.50%	—
Development Policy Loans with Catastrophe Risk Deferred Drawdown Option
Front-end fee	0.50%	0.25%
Renewal fee	0.25%	—
IBRD Partial Risk, Partial Credit and Policy-Based Guarantees
Guarantee fee	0.50%	0.30%

(a)       The new pricing also applies to loans which the Invitation to Negotiate was issued prior to July 23, 2009, but which had not been approved by the Executive Directors by November 30, 2009.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2010, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2009. Figure 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

OPERATING INCOME

For management reporting purposes, management defines operating income as net income before the fair value adjustments on non-trading portfolios net, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of income from interest-earning assets (net of funding cost), contribution of equity, equity duration extension portfolio and LTIP, less provision for losses on loans and guarantees, and administrative expenses.

Generally, as interest rates rise (fall), returns on an operating basis from IBRD’s equity correspondingly increase (decrease). Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2010, operating income on a reported basis was $827 million, compared to $388 million for the same period in FY 2009. The increase of $439 million in operating income is primarily explained by the following factors:

•                  A $673 million decrease in loan interest income, net of funding costs, was partially offset by a $592 million increase in other interest income primarily from the equity duration extension portfolio. Net loan interest income declined primarily due to the decrease in short-term interest rates, in particular U.S. dollar six month LIBOR (See Figure 1), while the same decrease in interest rates contributed to an increase in interest income from the equity duration extension portfolio, as IBRD is a variable interest payer and a fixed interest rate receiver for this portfolio.

•                  A $294 million increase due to the movement in the provision for losses on loans and guarantees. This was due to a $62 million release for the first nine months in FY 2010, primarily due to more upgrades than downgrades on an exposure basis. In comparison during the same period in FY 2009, there was a $232 million increase in the provision for losses on loans and guarantees primarily due to the decrease in the credit quality of the accrual portfolio.

•                  A $201 million increase in income from LTIP was primarily driven by mark-to-market gains in equity securities. IBRD implemented LTIP during the second quarter of FY 2009.

•                  A $146 million increase in investment income, net of funding costs, primarily due to mark-to-market gains from the tightening of credit spreads reflecting the improved market conditions in FY 2010.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

Table 6: Net Income on a Reported Basis for the Nine Months Ended

In millions of U.S. dollars	March 31, 2010	March 31, 2009
Loan interest income, net of funding costs
Debt funded	$336	$447
Equity funded	291	853
Total loan interest income, net of funding costs	627	1,300
Other loan income	27	35
Release (increase) losses on loans and guarantees	62	(232)
Investment income (loss), net of funding costs	72	(74)
LTIP income (loss)	184	(17)
Other interest income	707	115
Net other expenses	(852)	(739)
Operating Income	827	388
Fair value adjustment on non-trading portfolios, net	(1,010)	5,366
Board of Governors-Approved Transfers	(839)	(738)
Net (Loss) Income - Reported Basis	$(1,022)	$5,016

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2009 and from Surplus that have been approved by the Executive Directors and by the Board of Governors during FY 2010, refer to the Notes to the Condensed Quarterly Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: MARCH 31, 2010

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31,2010	June 30, 2009
	(Unaudited)	(Unaudited)
Assets
Due from banks
Unrestricted currencies	$789	$2,380
Currencies subject to restrictions	345	664
	1,134	3,044
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $411 million—March 31, 2010; $30 million—June 30, 2009)—Notes G and I	34,392	41,012
Securities purchased under resale agreements—Notes G and I	13	33
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,155	1,202
Derivative assets—Notes G and J
Investments	15,782	18,467
Client operations	19,157	19,559
Borrowings	86,089	82,793
Other assets/liabilities	2,367	2,246
Loans outstanding—Notes B and G
Total loans	171,780	156,823
Less undisbursed balance	55,463	51,125
Loans outstanding (including a loan at fair value of $112 million—March 31, 2010; $78 million—June 30, 2009)	116,317	105,698
Less:
Accumulated provision for loan losses	1,545	1,632
Deferred loan income	441	409
Net loans outstanding	114,331	103,657
Other assets	4,045	3,407
Total assets	$278,465	$275,420

Liabilities
Borrowings—Note G	$120,437	$110,040
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes G and I	775	2,323
Derivative liabilities—Notes G and J
Investments	15,965	18,923
Client operations	19,150	19,551
Borrowings	77,357	76,321
Other assets/liabilities	802	847
Other liabilities—Note B	5,083	7,378
Total liabilities	239,569	235,383
Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2010; and June 30, 2009)
Subscribed (1,574,315 shares—December 31, 2009; and June 30, 2009)	189,918	189,918
Less uncalled portion of subscriptions	178,427	178,427
	11,491	11,491
Deferred amounts to maintain value of currency holdings	395	359
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	28,848	29,870
Accumulated other comprehensive loss—Note E	(1,838)	(1,683)
Total equity	38,896	40,037
Total liabilities and equity	$278,465	$275,420

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009
Income
Loans—Note B	$585	$978	$1,930	$3,045
Investments—Trading, net—Notes G and J	67	245	411	351
Other—Note D	343	132	882	354
Total income	995	1,355	3,223	3,750
Expenses
Borrowings	404	665	1,356	2,150
Administrative—Notes D and F	336	287	983	847
Contributions to special programs	52	61	119	133
Provision for losses on loans and guarantees—increase (decrease)—Note B	12	177	(62)	232
Total expenses	804	1,190	2,396	3,362
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	191	165	827	388
Fair value adjustment on non-trading portfolios, net—Notes G, H and J	(261)	1,720	(1,010)	5,366
Board of Governors-approved transfers—Note C	—	—	(839)	(738)
Net (loss) income	$(70)	$1,885	$(1,022)	$5,016

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2010	2009	2010	2009
Net (loss) income	$(70)	$1,885	$(1,022)	$5,016
Other comprehensive (loss) income—Note E
Reclassification to net income:
Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000	(2)	22	1	16
Amortization of unrecognized net actuarial losses	27	11	81	31
Amortization of unrecognized prior service cost	1	1	4	4
Currency translation adjustments	(331)	(353)	(241)	(762)
Total other comprehensive loss	(305)	(319)	(155)	(711)
Comprehensive (loss) income	$(375)	$1,566	$(1,177)	$4,305

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended
	March 31,
	(Unaudited)
	2010	2009
Retained earnings at beginning of the fiscal year	$29,870	$29,322
Adjustment to beginning balance: Cumulative effect of adoption of fair value option—Note G	—	(2,566)
Net (loss) income for the period	(1,022)	5,016
Retained earnings at end of the period	$28,848	$31,772

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended
	March 31,
	(Unaudited)
	2010	2009
Cash flows from investing activities
Loans
Disbursements	$(20,447)	$(15,584)
Principal repayments	7,941	7,528
Principal prepayments	1,089	179
Loan origination fees received	28	18
Net cash used in investing activities	(11,389)	(7,859)
Cash flows from financing activities
Medium- and long-term borrowings
New issues	14,572	23,370
Retirements	(15,999)	(13,835)
Net short-term borrowings	7,317	6,221
Net derivatives—Borrowings	164	450
Net derivatives—Other assets/liabilities	16	(1)
Net maintenance of value settlements	399	58
Net cash provided by financing activities	6,469	16,263
Cash flows from operating activities
Net (loss) income	(1,022)	5,016
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Fair value adjustment on non-trading portfolios, net	1,010	(5,366)
Depreciation and amortization	672	691
Provision for losses on loans and guarantees—(decrease) increase	(62)	232
Changes in:
Investments—Trading, net	2,716	(6,886)
Other assets and liabilities	9	(173)
Net cash provided by (used in) operating activities	3,323	(6,486)
Effect of exchange rate changes on unrestricted cash	6	(10)

Net (decrease) increase in unrestricted cash	(1,591)	1,908

Unrestricted cash at beginning of the fiscal year	2,380	122

Unrestricted cash at end of the period	$789	$2,030

Supplemental disclosure
(Decrease) Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(874)	$(2,850)
Investments—Trading, net	(7)	79
Borrowings	1,658	(8,379)
Derivatives—Borrowings	(2,255)	6,714
Capitalized loan origination fees included in total loans	58	29
Interest paid on Borrowings	847	1,892

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2009 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2009 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain instruments carried at fair value and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

In January 2010, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements (Topic 820). The ASU requires new disclosures about transfers in and out of Levels 1 and 2 fair value measurements, and is effective for interim and annual periods beginning after December 15, 2009. For the existing Level 3 roll-forward reconciliation, separate presentation of information about purchases, sales, issuances, and settlements (on a gross basis for each class of instrument) will be required, effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. As permitted, IBRD has early adopted the Level 3 roll-forward reconciliation requirements. IBRD’s adoption of the requirements is reflected in the additional disclosures under Note G—Fair Value of Financial Instruments.

In March 2010, the Patient Protection and Affordable Care Act (the PPACA) and the Health Care and Education Reconciliation Act of 2010 (HCERA), became law (collectively, the “Act”). The Act seeks to reform the U.S. health care system and its various provisions will become effective over the next eight years. IBRD is currently evaluating the impact of this new legislation.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

The reduction in net income for the three and nine months ended March 31, 2010 and March 31, 2009 resulting from waivers of loan charges, is summarized below:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
In millions of U.S. dollars	2010	2009	2010	2009
Interest waivers	$40	$40	$124	$124
Commitment charge waivers	15	19	51	66
Front-end fee waivers	5	3	19	9
Total	$60	$62	$194	$199

Overdue Amounts

At March 31, 2010, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

IBRD considers the loans in nonaccrual status to be impaired. The information relating to loans or guarantees in nonaccrual status at March 31, 2010 is as follows:

		Principal, Interest
In millions of U.S. dollars	Principal	and Charges
Borrower	outstanding	overdue	Nonaccrual since
Zimbabwe	$460	$625	Oct 2000

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2010 and June 30, 2009 and for the three and nine months ended March 31, 2010 and March 31, 2009:

In millions of U.S. dollars	March 31, 2010	June 30, 2009
Recorded investment in nonaccrual loans(a)	$460	$460
Accumulated provision for loan losses on nonaccrual loans	230	230
Average recorded investment in nonaccrual loans for the period/fiscal year	463	459
Overdue amounts of nonaccrual loans of which:	625	565
Principal	382	352
Interest and charges	243	213

(a)       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
In millions of U.S. dollars	2010	2009	2010	2009
Interest income not recognized as a result of loans being in nonaccrual status	$9	$9	$27	$26

During the nine months ended March 31, 2010 and March 31, 2009, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2010, and for the fiscal year ended June 30, 2009, are summarized below:

In millions of U.S. dollars	March 31, 2010	June 30, 2009
Accumulated provision for losses on loans, guarantees and deferred drawdown options (DDO), beginning of the fiscal year	$1,642	$1,376
Net (decrease) increase in provision	(62)	284
Translation adjustment	(11)	(18)
Accumulated provision for losses on loans, guarantees and DDO, end of the period/fiscal year	$1,569	$1,642
Composed of:
Accumulated provision for loan losses	$1,545	$1,632
Accumulated provision for guarantee losses(a)	3	5
Accumulated provision for DDO(a)	21	5
Total	$1,569	$1,642

(a)       The accumulated provision for guarantee and DDO losses are included in Other liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $1,752 million were outstanding at March 31, 2010 ($1,713 million—June 30, 2009). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have original maturities ranging between one and twenty years, and expire in decreasing amounts through 2029.

At March 31, 2010, liabilities of $32 million ($29 million—June 30, 2009), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $3 million ($5 million—June 30, 2009).

During the nine months ended March 31, 2010, and March 31, 2009, no guarantees provided by IBRD were called.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2010, loans to one country generated in excess of 10 percent of total loan income; this amounted to $194 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2010, and March 31, 2009, is presented in the following table:

In millions of U.S. dollars	March 31, 2010		March 31, 2009
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$885	$9	$945	$20
East Asia and Pacific	24,886	424	23,870	689
Europe and Central Asia	31,200	449	27,181	855
Latin America and the Caribbean	41,080	813	35,312	1,014
Middle East and North Africa	7,902	134	7,317	234
South Asia	10,314	99	9,402	231
Other(a)	50	2	51	2
Total	$116,317	$1,930	$104,078	$3,045

(a) Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On July 10, 2009, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On August 5, 2009, the Executive Directors approved the allocation of $25 million from the net income earned in the fiscal year ended June 30, 2009 to the Pension Reserve.

On October 7, 2009, IBRD’s Board of Governors approved the immediate transfer of $784 million to the International Development Association (IDA), of which $501 million was from the net income earned in the fiscal year ended June 30, 2009 and $283 million was from Surplus.

Retained earnings comprise the following elements at March 31, 2010 and June 30, 2009:

	March 31,	June 30,
In millions of U.S. dollars	2010	2009
Special Reserve	$293	$293
General Reserve	25,670	25,670
Pension Reserve	1,280	1,255
Surplus	257	595
LTIP Reserve	36	—
Cumulative fair value adjustments(a)	1,475	(1,805)
Unallocated Net (Loss) Income	(184)	3,852
Restricted Retained Earnings	21	10
Total	$28,848	$29,870

(a) Applicable to non-trading portfolios reported at fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

NOTE D—OTHER INCOME AND ADMINISTRATIVE EXPENSES

Other income primarily consists of net interest income from asset/liability derivatives and revenue from services provided.

For the three and nine months ended March 31, 2010 and March 31, 2009, Other income comprised the following:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
In millions of U.S. dollars	2010	2009	2010	2009
Net interest income from asset/liability derivatives	$254	$51	$646	$115
Revenue from services provided	78	71	210	200
Other	11	10	26	39
Total	$343	$132	$882	$354
Included in Revenue from services provided are the following:
Charges to IFC	19	17	49	48
Charges to MIGA	2	2	6	6

IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds, for services provided.

Administrative expenses for the three and nine months ended March 31, 2010 are net of the share of administrative expenses allocated to IDA of $264 million and $785 million, respectively ($225 million and $691 million, respectively for the three and nine months ended March 31, 2009). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

NOTE E—COMPREHENSIVE INCOME / LOSS

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2010 and March 31, 2009:

	Accumulated Other Comprehensive Income / Loss
	Nine Months Ended March 31, 2010
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
In millions of U.S. dollars	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	(241)	—	1	81	4	(155)
Balance, end of the period	$619	$500	$(504)	$(2,414)	$(39)	$(1,838)

	Accumulated Other Comprehensive Income / Loss
	Nine Months Ended March 31, 2009
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
In millions of U.S. dollars	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(762)	—	16	31	4	(711)
Balance, end of the period	$464	$500	$(500)	$(883)	$(39)	$(458)

(a)       The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2010 and March 31, 2009:

	Three Months Ended				Nine Months Ended
	March 31, 2010				March 31, 2010
In millions of U.S. dollars	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$55	$11		$4	$167	$32	$12
Interest cost	164	25		6	491	74	20
Expected return on plan assets	(190)	(23)		—	(569)	(68)	—
Amortization of prior service cost (credit)	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	17	7		3	51	22	8
Net periodic pension cost of which:	$48	$20		$13	$145	$59	$40
IBRD’s Share	$23	$10		$6	$71	$29	$20
IDA’s Share	$25	$10		$7	$74	$30	$20

	Three Months Ended				Nine Months Ended
	March 31, 2009				March 31, 2009
In millions of U.S. dollars	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$66	$11		$4	$198	$33	$11
Interest cost	174	26		7	523	78	22
Expected return on plan assets	(237)	(29)		—	(711)	(87)	—
Amortization of prior service cost (credit)	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	—	5		5	—	16	15
Net periodic pension cost of which:	$5	$13		$16	$15	$39	$48
IBRD’s Share	$2	$6		$8	$7	$19	$23
IDA’s Share	$3	$7		$8	$8	$20	$25

* Indicates amount less than $0.5 million.

NOTE G — FAIR VALUE OF FINANCIAL INSTRUMENTS

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of March 31, 2010 and June 30, 2009, all of IBRD’s investment securities were held in a trading portfolio. When available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, including the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and securities lent under securities lending agreements and payable for cash collateral received

Securities purchased under resale agreements, securities sold under repurchase agreements, and securities lent under securities lending agreements and payable for cash collateral received, are reported at face value which approximates fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, currency swaps and interest rate swaps.

Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

Loans

As of March 31, 2010 and June 30, 2009, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

The following tables present IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 and June 30, 2009:

	Fair Value Measurements on a Recurring Basis
	As of March 31, 2010
In millions of U.S. dollars	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities – US	$371	$—	$—	$371
Equity securities – non US	377	—	—	377
Government and agency obligations	1,740	11,315	—	13,055
Time deposits	2,474	14,354	—	16,828
Asset-backed securities	—	3,674	87	3,761
	4,962	29,343	87	34,392
Securities purchased under resale agreements	13	—	—	13
Loans outstanding	—	—	112	112
Derivative assets
Investments
Currency forward contracts	—	10,560	—	10,560
Currency swaps	—	5,147	—	5,147
Interest rate swaps	—	75	—	75
	—	15,782	—	15,782
Client operations
Currency swaps	—	19,073	—	19,073
Interest rate swaps	—	84	—	84
	—	19,157	—	19,157
Borrowings
Currency swaps	—	69,240	12,832	82,072
Interest rate swaps	—	4,009	8	4,017
	—	73,249	12,840	86,089
Other assets/liabilities
Currency swaps	—	655	—	655
Interest rate swaps	—	1,712	—	1,712
	—	2,367	—	2,367

Total assets carried at fair value	$4,975	$139,898	$13,039	$157,912

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

	Fair Value Measurements on a Recurring Basis
	As of March 31, 2010
In millions of U.S. dollars	Level 1	Level 2	Level 3	Total
Liabilities:
Borrowings	$—	$108,591	$11,846	$120,437
Securities sold under repurchase agreements and securities lent under security lending agreements(a)	49	362	—	411
Derivative liabilities
Investments
Currency forward contracts	—	10,380	—	10,380
Currency swaps	—	5,445	—	5,445
Interest rate swaps	—	140	—	140
	—	15,965	—	15,965
Client operations
Currency swaps	—	19,069	—	19,069
Interest rate swaps	—	81	—	81
	—	19,150	—	19,150
Borrowings
Currency swaps	—	63,274	12,613	75,887
Interest rate swaps	—	1,443	27	1,470
	—	64,717	12,640	77,357
Other assets/liabilities
Currency swaps	—	554	—	554
Interest rate swaps	—	248	—	248
	—	802	—	802

Total liabilities carried at fair value	$49	$209,587	$24,486	$234,122

(a) Excludes $364 million relating to payable for cash collateral received.

	Fair Value Measurements on a Recurring Basis
	As of June 30, 2009
In millions of U.S. dollars	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$640	$—	$—	$640
Government and agency obligations	1,635	19,599	—	21,234
Time deposits	802	14,399	—	15,201
Asset-backed securities	—	3,828	109	3,937
Securities purchased under resale agreements	33	—	—	33
Loans outstanding	—	—	78	78
Derivative assets
Investments	—	18,467	—	18,467
Client operations	—	19,559	—	19,559
Borrowings	—	68,281	14,512	82,793
Other assets/liabilities	—	2,246	—	2,246
Total assets carried at fair value	$3,110	$146,379	$14,699	$164,188

Liabilities:
Borrowings	$—	$98,969	$11,071	$110,040
Securities sold under repurchase agreements and securities lent under security lending agreements(a)	31	—	—	31
Derivative liabilities
Investments	—	18,923	—	18,923
Client operations	—	19,551	—	19,551
Borrowings	—	61,808	14,513	76,321
Other assets/liabilities	—	847	—	847
Total liabilities carried at fair value	$31	$200,098	$25,584	$225,713

(a) Excludes $2,292 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur. The table below provides the details of all inter-level transfers during the three months ended March 31, 2010, none of which are considered significant:

	Three Months Ended March 31, 2010
In millions of U.S. dollars	Level 2	Level 3
Investments–Trading
Asset-backed securities
Transfers (out of) into	$(5)	$5
Transfers into (out of)	13	(13)
	$8	$(8)
Government and agency obligations
Transfers into (out of)	$1	$(1)

Borrowings
Transfers out of (into)	$86	$(86)
Transfers (into) out of	(57)	57
	$29	$(29)
Derivatives, net
Transfers (out of) into	$(16)	$16

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three and nine months ended March 31, 2010 and March 31, 2009:

	Three Months Ended March 31, 2010
	Investments – Trading					Derivatives, net
	Asset -	Government					Interest
	backed	and agency				Currency	Rates
In millions of U.S. dollars	securities	obligations	Total	Loans		Swaps	Swaps	Total	Borrowings
Beginning of the period	$109	$1	$110	$104		$155	$(13)	$142	$(11,388)
Total realized/unrealized gains or (losses) in:
Net income	1	—	1	9		221	*	221	(353)
Other comprehensive income	—	—	—	(*	)	(151)	—	(151)	130
Issuances	—	—	—	—		1	—	1	(485)
Sales	(15)	—	(15)	—		—	—	—	—
Settlements	—	—		—		(29)	—	(29)	279
Transfers, net	(8)	(1)	(9)	—		22	(6)	16	(29)
End of the period	$87	$—	$87	$112		$219	$(19)	$200	$(11,846)

* Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

	Nine Months Ended March 31, 2010
			Derivatives, net
	Investments		Currency	Interest
In millions of U.S. dollars	– Trading(a)	Loans	Swaps	Rates Swaps	Total	Borrowings
Beginning of the period	$109	$78	$18	$(19)	$(1)	$(11,071)
Total realized/unrealized gains or (losses) in:
Net income	7	19	(39)	5	(34)	(382)
Other comprehensive income	—	15	271	—	271	(273)
Purchases, sales, issuances and settlements, net	(27)	—	(65)	1	(64)	(768)
Transfers, net	(2)	—	34	(6)	28	648
End of the period	$87	$112	$219	$(19)	$200	$(11,846)

(a)       All of the instruments in Level 3 are Asset-backed securities.

	Three Months Ended March 31, 2009
	Investments		Derivatives,
In millions of U.S. dollars	– Trading	Loans	net	Borrowings
Beginning of the period	$33	$54	$692	$(12,456)
Total realized/unrealized (losses) or gains in:
Net income	(8)	1	380	791
Other comprehensive income	—	(1)	(891)	839
Purchases, sales, issuance and settlements, net	5	—	33	(29)
Transfers, net	20	—	(6)	(140)
End of the period	$50	$54	$208	$(10,995)

	Nine Months Ended March 31, 2009
	Investments		Derivatives,
In millions of U.S. dollars	– Trading	Loans	net	Borrowings
Beginning of the period	$40	$102	$(246)	$(11,378)
Total realized/unrealized gains or (losses) in:
Net income	(6)	(29)	436	1,518
Other comprehensive income	—	(19)	312	(321)
Purchases, sales, issuance and settlements, net	7	—	29	(62)
Transfers, net	9	—	(323)	(752)
End of the period	$50	$54	$208	$(10,995)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

The following tables provide information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2010 and March 31, 2009, relating to IBRD’s Level 3 financial instruments still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

	Three Months Ended March 31, 2010
In millions of U.S. dollars	Investments –
Unrealized Gains (Losses)	Trading	Loans	Derivatives, net	Borrowings
Income
Investments, net – Trading	$1	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	7	221	343
Total	$1	$7	$221	$343

	Nine Months Ended March 31, 2010
In millions of U.S. dollars	Investments –
Unrealized Gains (Losses)	Trading	Loans	Derivatives, net	Borrowings
Income
Investments, net – Trading	$4	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	13	(66)	(344)
Total	$4	$13	$(66)	$(344)

	Three Months Ended March 31, 2009
In millions of U.S. dollars	Investments –		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings
Income
Investments, net – Trading	$(2)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(2)	200	224
Total	$(2)	$(2)	$200	$224

	Nine Months Ended March 31, 2009
In millions of U.S. dollars	Investments –		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings
Income
Investments, net – Trading	$(36)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(35)	117	1,301
Total	$(36)	$(35)	$117	$1,301

IBRD had no assets or liabilities measured at fair value on a non-recurring basis as of March 31, 2010, June 30 2009 and March 31, 2009.

Fair Value Option

On July 1, 2008, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio. As a result of the election of the fair value option, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability, and it is irrevocable.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

During the three and nine months ended March 31, 2010, net losses of $1,230 million and $1,488 million respectively, (net gains of $1,797 million and net losses of $1,438 million respectively, three and nine months ended March 31, 2009) relating to the borrowings measured at fair value are included in the fair value adjustment on non-trading portfolios, net, in the Condensed Statement of Income.

During the three and nine months ended March 31, 2010, IBRD experienced improvements in its credit spreads, in line with improvements in general market conditions. The estimated financial effects of these improvements on the fair value of the debt issued and outstanding as of March 31, 2010 were losses of $161 million and $1,341 million, respectively. During the three and nine months ended March 31, 2009, IBRD experienced deterioration in its credit spreads, in line with the deterioration in general market conditions. The estimated financial effects of this deterioration on the fair value of the debt issued and outstanding as of March 31, 2009 were gains of $2,128 million and $4,789 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

	Fair Value at	Principal Amount Due
In millions of U.S. dollars	March 31, 2010	Upon Maturity	Difference
Borrowings	$120,437	$119,002	$1,435

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustments on non-trading portfolios, net for the three and nine months ended March 31, 2010 and March 31, 2009:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
In millions of U.S. dollars	2010	2009	2010	2009
Fair value adjustments, net – gains (losses):
Non-trading derivatives	$962	$(75)	$465	$6,839
Borrowings	(1,230)	1,797	(1,488)	(1,438)
Loan	7	(2)	13	(35)
Total	$(261)	$1,720	$(1,010)	$5,366

NOTE I—COLLATERAL ARRANGEMENTS

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars	March 31, 2010	June 30, 2009	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$411	$30	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$411	$31	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2010, IBRD had received securities with a fair value of $13 million ($34 million-June 30, 2009). None of these securities had been transferred under repurchase or security lending agreements as of that date ($Nil-June 30, 2009). In the case of swap agreements, IBRD receives collateral in the form of cash and/or liquid securities. For collateral received in the form of cash, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on the Condensed Balance Sheet to the extent that it has been repledged under securities lending agreements in return for cash.

The following is a summary of the collateral received by IBRD as of March 31, 2010 and June 30, 2009:

In millions of U.S. dollars	March 31, 2010	June 30, 2009
Collateral received
Cash	$364	$2,292
Securities	9,647	5,405
Total collateral received	$10,011	$7,697

Collateral permitted to be repledged	$10,011	$7,697
Amount of collateral repledged	—	—

NOTE J—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients. IBRD has elected not to designate any hedging relationships. All derivative instruments have been reported at fair value and all changes in fair value have been recognized in net income.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards, options and futures	Enhance returns in target currencies

Borrowings	Currency swaps, Interest rate swaps	Reduce borrowings costs and manage repricing risks between loans and borrowings

Other assets/liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2010 is $163 million ($724 million-June 30, 2009). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on March 31, 2010, the amount of collateral that would need to have been posted would be $11 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts of those derivative instruments as of March 31, 2010 and June 30, 2009:

Fair value amounts of derivative instruments on the Condensed Balance Sheet

	Derivative assets			Derivative liabilities
	Balance Sheet	March 31,	June 30,	Balance Sheet	March 31,	June 30,
In millions of U.S. dollars	Location	2010	2009	Location	2010	2009
Options and Futures – Investment – Trading	Other assets	$ *	$1	Other liabilities	$—	$—

Interest rate swaps	Derivative assets	5,888	5,579	Derivative liabilities	1,939	1,911

Currency swaps	Derivative assets	117,507	117,486	Derivative liabilities	111,335	113,731
Total Derivatives		$123,395	$123,066		$113,274	$115,642

* Indicates amount less than $0.5 million.

Notional amounts of the derivative instruments:

In millions of U.S. dollars	March 31, 2010	June 30, 2009
Type of contract
Investments—Trading
Interest rate swaps
Notional principal	$7,291	$9,389
Exchange traded Options and Futures
Notional long position	1,818	636
Notional short position	320	65
Borrowing portfolio
Interest rate swaps
Notional principal	103,092	93,930
Client operations
Interest rate swaps
Notional principal	6,780	5,588
Other derivatives
Interest rate swaps
Notional principal	36,973	33,800

The following table provides information on the location and amount of gains and losses on the derivative instruments not held in a trading portfolio and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2010 and March 31, 2009:

		Three Months Ended		Nine Months Ended
		March 31,		March 31,
	Income Statement	Gains (Losses)		Gains (Losses)
In millions of U.S. dollars	Location	2010	2009	2010	2009
Derivatives not designated as hedging instruments, and not held in a trading portfolio(a)

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$472	$(419)	$305	$3,220

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	490	344	160	3,619

Total		$962	$(75)	$465	$6,839

(a) For alternative disclosures about trading derivatives see the following table.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. IBRD’s investment portfolio is primarily held for liquidity management purposes, to ensure the availability of sufficient cashflows to meet all of IBRD’s financial commitments. Beginning in the second quarter of the fiscal year ended June 30, 2009, a portion of the investment portfolio is held in the Long Term Income Portfolio, to enhance returns over the long term.

Within the investment portfolio, IBRD holds highly rated fixed income securities, listed equity securities as well as derivatives. IBRD uses derivatives as part of its investment portfolio to enhance investment returns.

The following table provides information on the location and amount of gains and losses on the Investments - Trading and the related derivatives and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2010 and March 31, 2009:

	Three Months Ended March 31,		Nine Months Ended March 31,
	Investments-Trading(a), net		Investments-Trading(a), net
In millions of U.S. dollars	Gains (Losses)		Gains (Losses)
Income Statement Location	2010	2009	2010	2009
Type of instrument
Fixed income	$(11)	$166	$68	$(147)
Equity	33	(31)	158	(25)

Total	$22	$135	$226	$(172)

(a) Amounts associated with each type of instrument include realized and unrealized gains and losses on both derivative instruments and non-derivative instruments.

NOTE K—FAIR VALUE DISCLOSURES

The Balance Sheets below present IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of March 31, 2010 and June 30, 2009. As non financial assets and liabilities are not reflected at fair value, IBRD’s equity, as shown, is not intended to reflect fair value.

	March 31, 2010			June 30,2009
	Carrying			Carrying
In millions of U.S. dollars	Value	Fair Value		Value	Fair Value
Due from Banks	$1,134	$1,134		$3,044	$3,044
Investments and securities purchased under resale agreements	34,405	34,405		41,045	41,045
Derivative Assets
Investments	15,782	15,782		18,467	18,467
Client operations	19,157	19,157		19,559	19,559
Borrowings	86,089	86,089		82,793	82,793
Other assets/liabilities	2,367	2,367		2,246	2,246
Net Loans Outstanding	114,331	113,987		103,657	101,918
Other Assets	5,200	5,200		4,609	4,609
Total Assets	$278,465	$278,121		$275,420	$273,681
Borrowings	$120,437	$120,417	(a)	$110,040	$110,022	(a)
Derivative Liabilities
Investments	15,965	15,965		18,923	18,923
Client operations	19,150	19,150		19,551	19,551
Borrowings	77,357	77,357		76,321	76,321
Other assets/liabilities	802	802		847	847
Other Liabilities	5,858	5,858		9,701	9,701
Total Liabilities	239,569	239,549		235,383	235,365
Paid in Capital Stock	11,491	11,491		11,491	11,491
Retained Earnings and Other Equity	27,405	27,081		28,546	26,825
Total Equity	38,896	38,572		40,037	38,316
Total Liabilities and Equity	$278,465	$278,121		$275,420	$273,681

(a) Includes $20 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($18 million — June 30, 2009)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD’s investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Net Loans Outstanding

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

The fair value of loans is based on a discounted cash flow method and incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Derivatives Receivable and Derivatives Payable

Derivatives are carried and reported at estimated fair value and therefore no additional adjustment is necessary. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date.

Borrowings

Borrowings are carried and reported at estimated fair value and therefore no additional adjustment is necessary. The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Financial Assets and Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: MARCH 31, 2010 (UNAUDITED)

KPMG LLP

2001 M Street, NW

Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2010, the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2010 and 2009, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2010 and 2009. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2009, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

May 12, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

SEC Report - Changes In Borrowings

Borrowings (MLT) January 01, 2010 thru March 31, 2010

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0120AUD05.60		0000009950	AUD		6,000,000	5,485,800	06-Jan-2010	06-Jan-2020
BOND/SELL AUD/IBRD/GDIF/0114AUD05.10		0000009953	AUD		30,000,000	27,786,000	15-Jan-2010	15-Jan-2014
BOND/SELL AUD/IBRD/GDIF/0713AUD04.44A		0000009961	AUD		25,000,000	22,541,250	28-Jan-2010	12-Jul-2013
BOND/SELL AUD/IBRD/GDIF/0114AUD05.23		0000009964	AUD		13,100,000	11,811,615	28-Jan-2010	28-Jan-2014
BOND/SELL AUD/IBRD/GDIF/0214AUD05.14		0000009980	AUD		30,000,000	27,079,500	17-Feb-2010	18-Feb-2014
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00		0000009999	AUD		20,000,000	18,053,000	17-Feb-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0215AUD05.75		0000010001	AUD		1,500,000,000	1,353,975,000	17-Feb-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0213AUD04.28		0000010002	AUD		6,000,000	5,378,700	18-Feb-2010	19-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0813AUD04.32		0000009986	AUD		13,000,000	11,698,050	23-Feb-2010	14-Aug-2013
BOND/SELL AUD/IBRD/GDIF/0213AUD04.74		0000010011	AUD		20,000,000	17,800,000	24-Feb-2010	25-Feb-2013
BOND/SELL AUD/IBRD/GDIF/0214AUD04.60		0000010019	AUD		7,100,000	6,316,515	25-Feb-2010	25-Feb-2014
BOND/SELL AUD/IBRD/GDIF/0215AUD05.00		0000010024	AUD		10,000,000	8,945,000	01-Mar-2010	17-Feb-2015
BOND/SELL AUD/IBRD/GDIF/0217AUD06.00		0000010026	AUD		150,000,000	135,457,500	05-Mar-2010	15-Feb-2017
BOND/SELL AUD/IBRD/GDIF/0314AUD05.08		0000010037	AUD		35,000,000	32,245,500	18-Mar-2010	18-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0314AUD04.82		0000010063	AUD		31,600,000	28,852,380	29-Mar-2010	28-Mar-2014
BOND/SELL AUD/IBRD/GDIF/0313AUD04.89		0000010069	AUD		21,800,000	19,904,490	29-Mar-2010	28-Mar-2013
BOND/SELL AUD/IBRD/GDIF/0913AUD04.26		0000010060	AUD		25,000,000	23,013,750	30-Mar-2010	13-Sep-2013
Total By Currency					1,943,600,000	1,756,344,050

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0612BRL08.75		0000009956	BRL		75,000,000	42,949,177	12-Jan-2010	15-Jun-2012
BOND/SELL BRL/IBRD/GDIF/0115BRL10.00		0000009968	BRL		100,000,000	55,873,725	21-Jan-2010	21-Jan-2015
BOND/SELL BRL/IBRD/GDIF/1212BRL09.25		0000009970	BRL		50,000,000	27,704,668	22-Jan-2010	20-Dec-2012
BOND/SELL BRL/IBRD/GDIF/0612BRL08.75		0000009978	BRL		50,000,000	27,171,698	27-Jan-2010	15-Jun-2012
BOND/SELL BRL/IBRD/GDIF/0114BRL08.70		0000009960	BRL		140,000,000	74,211,503	01-Feb-2010	28-Jan-2014
BOND/SELL BRL/IBRD/GDIF/0612BRL08.75		0000009983	BRL		50,000,000	26,504,108	01-Feb-2010	15-Jun-2012
BOND/SELL BRL/IBRD/GDIF/0212BRL09.00		0000009990	BRL		75,000,000	40,760,870	10-Feb-2010	10-Feb-2012
BOND/SELL BRL/IBRD/GDIF/0214BRL08.73		0000009979	BRL		140,000,000	76,066,286	24-Feb-2010	28-Feb-2014
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50		0000010034	BRL		40,000,000	22,256,844	02-Mar-2010	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0317BRL09.50		0000010064	BRL		20,000,000	11,309,019	18-Mar-2010	02-Mar-2017
BOND/SELL BRL/IBRD/GDIF/0212BRL09.00		0000010065	BRL		30,000,000	16,778,523	19-Mar-2010	10-Feb-2012
BOND/SELL BRL/IBRD/GDIF/0314BRL08.04		0000010021	BRL		140,000,000	78,797,771	24-Mar-2010	28-Mar-2014
Total By Currency					910,000,000	500,384,193

Chilean Peso
BOND/SELL CLP/IBRD/GDIF/0213CLP02.50		0000010039	CLP		30,000,000,000	58,576,589	10-Mar-2010	21-Feb-2013
Total By Currency					30,000,000,000	58,576,589

1

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0320COP08.00		0000010033	COP		25,000,000,000	13,052,104	02-Mar-2010	02-Mar-2020
BOND/SELL COP/IBRD/GDIF/0213COP05.75		0000010022	COP		100,000,000,000	52,773,233	03-Mar-2010	14-Feb-2013
BOND/SELL COP/IBRD/GDIF/0213COP05.75		0000010054	COP		20,000,000,000	10,551,306	09-Mar-2010	14-Feb-2013
Total By Currency					145,000,000,000	76,376,643

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0712EURFRN		0000009988	EUR		19,000,000	26,502,150	02-Feb-2010	10-Jul-2012
BOND/SELL EUR/IBRD/GDIF/0517EUR02.50		0000010043	EUR		2,000,000	2,715,900	05-Mar-2010	19-May-2017
Total By Currency					21,000,000	29,218,050

New Ghanian Cedi
BOND/SELL GHS/IBRD/GDIF/0312GHS09.50		0000010048	GHS		50,000,000	35,448,423	22-Mar-2010	22-Mar-2012
Total By Currency					50,000,000	35,448,423

Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/0517HUF05.50		0000010025	HUF		1,500,000,000	7,604,177	02-Mar-2010	19-May-2017
BOND/SELL HUF/IBRD/GDIF/0517HUF05.50		0000010053	HUF		1,000,000,000	5,102,822	10-Mar-2010	19-May-2017
Total By Currency					2,500,000,000	12,706,999

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0240JPYSTR01		0000009997	JPY		500,000,000	5,550,314	24-Feb-2010	24-Feb-2040
BOND/SELL JPY/IBRD/GDIF/0320JPY00.875		0000010044	JPY		125,000,000	1,392,447	09-Mar-2010	09-Mar-2020
Total By Currency					625,000,000	6,942,761

Korean Won
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30		0000010017	KRW		270,000,000,000	232,768,654	26-Feb-2010	26-Feb-2013
BOND/SELL KRW/IBRD/GDIF/0213KRW02.30		0000010057	KRW		114,500,000,000	100,983,375	18-Mar-2010	26-Feb-2013
Total By Currency					384,500,000,000	333,752,029

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009963	MXN		300,000,000	23,595,108	15-Jan-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009973	MXN		500,000,000	38,853,360	25-Jan-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000010006	MXN		250,000,000	19,155,694	11-Feb-2010	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/1212MXN06.00		0000010000	MXN		500,000,000	38,422,525	12-Feb-2010	14-Dec-2012
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000010014	MXN		200,000,000	15,522,527	19-Feb-2010	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50		0000010027	MXN		200,000,000	15,738,737	05-Mar-2010	05-Mar-2020
BOND/SELL MXN/IBRD/GDIF/0320MXN07.50		0000010071	MXN		200,000,000	15,950,935	23-Mar-2010	05-Mar-2020
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000010075	MXN		200,000,000	15,935,684	25-Mar-2010	11-Sep-2013
Total By Currency					2,350,000,000	183,174,569

Norwegian Krone
BOND/SELL NOK/IBRD/GDIF/0517NOK03.75		0000010028	NOK		400,000,000	67,199,785	02-Mar-2010	19-May-2017
Total By Currency					400,000,000	67,199,785

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0713NZD04.26		0000009959	NZD		17,000,000	12,098,900	28-Jan-2010	12-Jul-2013
BOND/SELL NZD/IBRD/GDIF/0115NZD05.23		0000009967	NZD		150,000,000	106,207,500	02-Feb-2010	29-Jan-2015
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375		0000009998	NZD		300,000,000	207,765,000	12-Feb-2010	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/0813NZD04.02		0000009985	NZD		20,000,000	13,992,000	23-Feb-2010	14-Aug-2013
BOND/SELL NZD/IBRD/GDIF/0317NZD05.625		0000010031	NZD		50,000,000	34,567,500	03-Mar-2010	03-Mar-2017
BOND/SELL NZD/IBRD/GDIF/0913NZD03.84		0000010061	NZD		8,000,000	5,700,400	30-Mar-2010	13-Sep-2013
Total By Currency					545,000,000	380,331,300

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009954	PLN		100,000,000	34,845,634	07-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009957	PLN		75,000,000	26,600,933	12-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009976	PLN		50,000,000	17,181,835	26-Jan-2010	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0811PLN02.50		0000009982	PLN		50,000,000	17,473,048	02-Feb-2010	02-Aug-2011
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000010049	PLN		50,000,000	17,451,093	09-Mar-2010	31-Jul-2012
Total By Currency					325,000,000	113,552,543

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0811RON07.75		0000010055	RON		50,000,000	16,546,156	09-Mar-2010	26-Aug-2011
BOND/SELL RON/IBRD/GDIF/0811RON07.75		0000010070	RON		50,000,000	16,579,349	23-Mar-2010	26-Aug-2011
Total By Currency					100,000,000	33,125,504

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0412RUB10.00		0000009966	RUB		1,000,000,000	33,641,716	19-Jan-2010	05-Apr-2012
BOND/SELL RUB/IBRD/GDIF/0412RUB10.00		0000010007	RUB		500,000,000	16,583,748	11-Feb-2010	05-Apr-2012
BOND/SELL RUB/IBRD/GDIF/0412RUB10.00		0000010018	RUB		500,000,000	16,675,004	22-Feb-2010	05-Apr-2012
BOND/SELL RUB/IBRD/GDIF/0317RUB07.50		0000010035	RUB		750,000,000	25,062,657	02-Mar-2010	02-Mar-2017
BOND/SELL RUB/IBRD/GDIF/1213RUB06.25		0000010047	RUB		1,000,000,000	33,927,863	11-Mar-2010	11-Dec-2013
Total By Currency					3,750,000,000	125,890,987

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25		0000009996	SEK		500,000,000	69,146,729	22-Feb-2010	15-Dec-2017
BOND/SELL SEK/IBRD/GDIF/1217SEK03.25		0000010023	SEK		100,000,000	13,967,456	26-Feb-2010	15-Dec-2017
Total By Currency					600,000,000	83,114,185

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0113TRY09.00		0000009965	TRY		150,000,000	100,921,752	25-Jan-2010	25-Jan-2013
BOND/SELL TRY/IBRD/GDIF/1212TRY09.25		0000009987	TRY		50,000,000	33,044,743	09-Feb-2010	14-Dec-2012
BOND/SELL TRY/IBRD/GDIF/0317TRY10.00		0000010032	TRY		50,000,000	32,533,021	02-Mar-2010	02-Mar-2017
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00		0000010042	TRY		50,000,000	32,348,850	04-Mar-2010	28-Feb-2012
BOND/SELL TRY/IBRD/GDIF/0212TRY16.00		0000010066	TRY		50,000,000	32,592,399	19-Mar-2010	28-Feb-2012
Total By Currency					350,000,000	231,440,765

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0125USDSTR		0000009955	USD		15,000,000	15,000,000	14-Jan-2010	14-Jan-2025
BOND/SELL USD/IBRD/GDIF/0412USD02.00		0000009974	USD		200,000,000	200,000,000	26-Jan-2010	02-Apr-2012
BOND/SELL USD/IBRD/GDIF/0114USD01.38		0000009958	USD		8,000,000	8,000,000	28-Jan-2010	14-Jan-2014
BOND/SELL USD/IBRD/GDIF/0213USDSTR		0000009993	USD		100,000,000	100,000,000	10-Feb-2010	10-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDSTR01		0000009992	USD		100,000,000	100,000,000	11-Feb-2010	11-Feb-2013
BOND/SELL USD/IBRD/GDIF/0213USDSTR02		0000010005	USD		50,000,000	50,000,000	12-Feb-2010	12-Feb-2013
BOND/SELL USD/IBRD/GDIF/0214USD01.20		0000009984	USD		8,000,000	8,000,000	23-Feb-2010	14-Feb-2014
BOND/SELL USD/IBRD/GDIF/0213USDSTR03		0000010016	USD		100,000,000	100,000,000	24-Feb-2010	24-Feb-2013
BOND/SELL USD/IBRD/GDIF/0412USD02.00		0000010020	USD		150,000,000	150,000,000	26-Feb-2010	02-Apr-2012
BOND/SELL USD/IBRD/GDIF/0313USDSTR		0000010056	USD		100,000,000	100,000,000	16-Mar-2010	18-Mar-2013
BOND/SELL USD/IBRD/GDIF/0314USD01.23		0000010062	USD		8,000,000	8,000,000	30-Mar-2010	14-Mar-2014
Total By Currency					839,000,000	839,000,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0317ZAR08.75		0000010030	ZAR		100,000,000	13,413,276	05-Mar-2010	01-Mar-2017
Total By Currency					100,000,000	13,413,276
Total						4,879,992,651

MTBOZ

United States Dollar
BOND/SELL USD/IBRD/GDIF/0240USDSTR		0000009994	USD		55,202,239	55,202,239	23-Feb-2010	23-Feb-2040
BOND/SELL USD/IBRD/GDIF/0240USDSTR01		0000009995	USD		110,092,027	110,092,027	23-Feb-2010	23-Feb-2040
BOND/SELL USD/IBRD/GDIF/0240USD00.00		0000010015	USD		199,000,000	199,000,000	24-Feb-2010	24-Feb-2040
Total By Currency					364,294,265	364,294,265

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1211ZAR00.00		0000010046	ZAR		100,000,000	13,498,100	10-Mar-2010	14-Dec-2011
Total By Currency					100,000,000	13,498,100
Total						377,792,365

Maturing Borrowings
GLDDP

Gold
BOND/SELL XAU/IBRD/GDIF/0110XAU0.60		0000009389	XAU		150,000	168,315,000	06-Jan-2009	06-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.52		0000009397	XAU		64,300	72,266,770	08-Jan-2009	08-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32		0000009408	XAU		32,150	36,483,820	15-Jan-2009	15-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32E		0000009414	XAU	PHYSICAL	180,075	203,403,183	20-Jan-2009	20-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32B		0000009410	XAU		32,150	35,088,510	22-Jan-2009	22-Jan-2010

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL XAU/IBRD/CB/0110XAU0.32C		0000009411	XAU		32,150	35,374,645	23-Jan-2009	25-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32D		0000009412	XAU		32,150	34,863,460	29-Jan-2009	29-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.33		0000009440	XAU	PHYSICAL	160,004	173,508,559	29-Jan-2009	29-Jan-2010
BOND/SELL XAU/IBRD/GDIF/0210XAU0.32A		0000009415	XAU		80,000	86,520,000	30-Jan-2009	01-Feb-2010
BOND/SELL XAU/IBRD/CB/0210XAU0.40		0000009441	XAU		32,150	33,939,148	05-Feb-2009	05-Feb-2010
BOND/SELL XAU/IBRD/CB/0210XAU0.30		0000009475	XAU		96,450	107,372,963	13-Feb-2009	16-Feb-2010
Total By Currency					891,579	987,136,057
Total

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0110AUD00.50		0000006129	AUD		48,000,000	43,279,200	23-Jan-2003	28-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD00.50		0000006187	AUD		25,000,000	22,028,750	13-Feb-2003	12-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD00.50		0000006265	AUD		38,000,000	34,929,600	13-Mar-2003	12-Mar-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD04.45		0000006224	AUD		17,000,000	15,696,950	17-Mar-2003	17-Mar-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD04.95		0000006922	AUD		70,000,000	64,400,000	18-Jan-2005	19-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD05.01		0000006948	AUD		60,000,000	53,643,000	15-Feb-2005	16-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD05.07		0000007138	AUD		70,000,000	65,054,500	14-Jul-2005	14-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD04.80		0000007361	AUD		71,000,000	63,931,950	27-Jan-2006	27-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD04.92		0000007384	AUD		125,000,000	112,481,250	23-Feb-2006	23-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD05.46		0000007551	AUD		13,400,000	11,914,610	30-Aug-2006	26-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD05.50		0000007586	AUD		9,000,000	8,215,650	28-Sep-2006	25-Mar-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD05.66		0000007687	AUD		60,000,000	55,572,000	16-Jan-2007	15-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD05.70		0000007701	AUD		10,000,000	9,004,500	30-Jan-2007	27-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD05.70		0000007715	AUD		1,269,000	1,118,560	31-Jan-2007	01-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD05.63		0000007711	AUD		9,500,000	8,373,775	01-Feb-2007	01-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD05.60		0000007739	AUD		438,000,000	393,827,700	20-Feb-2007	22-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD05.53		0000007767	AUD		30,000,000	27,319,500	08-Mar-2007	08-Mar-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD05.52		0000008169	AUD		5,000,000	4,564,250	29-Aug-2007	25-Mar-2010
BOND/SELL AUD/IBRD/GDIF/0110AUD06.24		0000008460	AUD		20,000,000	18,263,000	20-Dec-2007	20-Jan-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD06.18		0000008594	AUD		16,000,000	14,386,400	17-Jan-2008	22-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0210AUD06.25		0000008710	AUD		12,100,000	10,758,715	28-Feb-2008	26-Feb-2010
BOND/SELL AUD/IBRD/GDIF/0310AUD06.55		0000008813	AUD		120,000,000	108,678,000	27-Mar-2008	26-Mar-2010
Total By Currency					1,268,269,000	1,147,441,860

BOND/SELL BRL/IBRD/GDIF/0110BRL10.25		0000008896	BRL		33,500,000	18,371,264	06-May-2008	25-Jan-2010
BOND/SELL BRL/IBRD/GDIF/0110BRL10.25		0000008955	BRL		100,000,000	54,839,594	09-Jun-2008	25-Jan-2010
BOND/SELL BRL/IBRD/GDIF/0110BRL10.25		0000009025	BRL		75,000,000	41,129,696	26-Jun-2008	25-Jan-2010
					208,500,000	114,340,554

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Euro Currency
BOND/SELL EUR/IBRD/GMTN/0110ITLSTRE		0000000262	EUR	ITL0048GMT01	45,889,778	66,446,104	12-Jan-1998	12-Jan-2010
BOND/SELL EUR/IBRD/GMTN/0110ITLSTRE		0000000263	EUR	ITL0048GMT02	77,468,535	112,170,565	12-Jan-1998	12-Jan-2010
BOND/SELL EUR/IBRD/GMTN/0110ITLSTRE		0000000264	EUR	ITL0048GMT03	77,468,535	112,170,565	12-Jan-1998	12-Jan-2010
BOND/SELL EUR/IBRD/GDIF/0210ITLSTRE		0000000265	EUR	ITL0049GDI01	119,474,557	161,882,051	12-Feb-1998	12-Feb-2010
BOND/SELL EUR/IBRD/GDIF/0210ITLSTRE		0000000266	EUR	ITL0049GDI02	77,468,535	104,965,991	12-Feb-1998	12-Feb-2010
BOND/SELL EUR/IBRD/GDIF/0210ITLSTRE		0000000267	EUR	ITL0049GDI03	77,468,535	104,965,991	12-Feb-1998	12-Feb-2010
BOND/SELL EUR/IBRD/GDIF/0110EUR00.50		0000006130	EUR		15,000,000	21,261,750	30-Jan-2003	25-Jan-2010
BOND/SELL EUR/IBRD/GDIF/0310EURSTR		0000006196	EUR		100,000,000	136,465,000	03-Mar-2003	03-Mar-2010
BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		525,000	729,593	01-Aug-2005	01-Feb-2010
BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		140,000	189,098	23-Mar-2006	23-Mar-2010
BOND/SELL EUR/IBRD/GDIF/0110EUR03.78		0000008653	EUR		10,000,000	13,964,000	29-Jan-2008	29-Jan-2010
BOND/SELL EUR/IBRD/GDIF/0310EUR02.74		0000008814	EUR		5,300,000	7,089,280	27-Mar-2008	26-Mar-2010
Total By Currency					606,203,475	842,299,989

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/0110GBP04.50		0000008646	GBP		350,000,000	565,197,500	25-Jan-2008	25-Jan-2010
BOND/SELL GBP/IBRD/GDIF/0110GBP04.50		0000008706	GBP		50,000,000	80,742,500	13-Feb-2008	25-Jan-2010
Total By Currency					400,000,000	645,940,000

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0210HKD08.00		0000004292	HKD		100,000,000	12,870,427	09-Feb-2000	09-Feb-2010
Total By Currency					100,000,000	12,870,427

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0110NZD07.14		0000008004	NZD		20,000,000	14,112,000	09-Jul-2007	26-Jan-2010
BOND/SELL NZD/IBRD/GDIF/0110NZD07.55		0000008631	NZD		61,000,000	43,959,650	30-Jan-2008	20-Jan-2010
BOND/SELL NZD/IBRD/GDIF/0210NZD07.02		0000008701	NZD		23,000,000	15,880,350	27-Feb-2008	25-Feb-2010
BOND/SELL NZD/IBRD/GDIF/0310NZD07.25		0000008812	NZD		35,000,000	24,685,500	27-Mar-2008	26-Mar-2010
BOND/SELL NZD/IBRD/GDIF/0310NZD07.02		0000008784	NZD		23,000,000	16,212,700	28-Mar-2008	23-Mar-2010
Total By Currency					162,000,000	114,850,200

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0310PLN04.00		0000006979	PLN		30,000,000	10,597,711	16-Mar-2005	16-Mar-2010
BOND/SELL PLN/IBRD/GDIF/0310PLN05.50		0000008771	PLN		50,000,000	17,634,818	10-Mar-2008	10-Mar-2010
BOND/SELL PLN/IBRD/GDIF/0310PLN05.50		0000008832	PLN		50,000,000	17,634,818	03-Apr-2008	10-Mar-2010
Total By Currency					130,000,000	45,867,347

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0110TRY15.00		0000006926	TRY		70,000,000	47,353,289	07-Jan-2005	07-Jan-2010
BOND/SELL TRY/IBRD/GDIF/0210TRY17.625		0000007755	TRY		100,000,000	65,550,129	20-Feb-2007	19-Feb-2010
Total By Currency					170,000,000	112,903,419

6

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/COLTS/0310USD09.72		0000000556	USD	USD0313COL01	805,000	805,000	10-May-1988	15-Mar-2010
BOND/SELL USD/IBRD/COLTS/0310USD08.50		0000000746	USD	USD1383COL01	50,000	50,000	10-Jan-1990	15-Mar-2010
BOND/SELL USD/IBRD/GDIF/0210USD04.10		0000007383	USD		10,000,000	10,000,000	09-Feb-2006	09-Feb-2010
BOND/SELL USD/IBRD/GDIF/0310USD04.32		0000007417	USD		71,500,000	71,500,000	09-Mar-2006	09-Mar-2010
BOND/SELL USD/IBRD/GDIF/0310USD04.50		0000007434	USD		17,100,000	17,100,000	23-Mar-2006	25-Mar-2010
BOND/SELL USD/IBRD/GDIF/0210USD04.41		0000007740	USD		10,300,000	10,300,000	27-Feb-2007	26-Feb-2010
BOND/SELL USD/IBRD/GDIF/0110USD04.32		0000008005	USD		3,000,000	3,000,000	09-Jul-2007	26-Jan-2010
BOND/SELL USD/IBRD/GDIF/0310USD03.90		0000008172	USD		5,000,000	5,000,000	29-Aug-2007	25-Mar-2010
BOND/SELL USD/IBRD/GDIF/0310USD01.43		0000008815	USD		20,000,000	20,000,000	27-Mar-2008	26-Mar-2010
BOND/SELL USD/IBRD/GDIF/0110USD00.82		0000009421	USD		100,000,000	100,000,000	28-Jan-2009	29-Jan-2010
BOND/SELL USD/IBRD/GDIF/0210USDFRN01		0000009425	USD		1,500,000,000	1,500,000,000	30-Jan-2009	01-Feb-2010
BOND/SELL USD/IBRD/GDIF/0210USDFRN02		0000009449	USD		1,000,000,000	1,000,000,000	06-Feb-2009	08-Feb-2010
Total By Currency					2,737,755,000	2,737,755,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0210ZAR13.00		0000004276	ZAR		100,000,000	13,415,616	03-Feb-2000	03-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR01.00		0000006940	ZAR		84,000,000	10,906,612	09-Feb-2005	09-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR01.00		0000007108	ZAR		100,000,000	12,984,062	29-Jun-2005	09-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR06.00		0000006951	ZAR		135,000,000	17,497,699	22-Feb-2005	22-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR06.00		0000006993	ZAR		400,000,000	51,845,035	22-Mar-2005	22-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR06.30		0000007424	ZAR		55,000,000	7,423,955	30-Mar-2006	10-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR06.00		0000007088	ZAR		100,000,000	12,961,258	25-May-2005	22-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80		0000007684	ZAR		60,000,000	7,826,768	11-Jan-2007	10-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80A		0000007692	ZAR		60,000,000	7,826,768	22-Jan-2007	10-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80B		0000007697	ZAR		55,000,000	7,174,537	29-Jan-2007	10-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0110ZAR08.47		0000007713	ZAR		60,000,000	7,939,028	29-Jan-2007	29-Jan-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR08.48		0000007722	ZAR		60,000,000	7,794,131	05-Feb-2007	05-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.80		0000007735	ZAR		128,000,000	17,277,568	20-Feb-2007	10-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.74		0000007758	ZAR		66,000,000	8,908,746	08-Mar-2007	10-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.62		0000007781	ZAR		66,000,000	8,908,746	19-Mar-2007	10-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR08.15		0000007815	ZAR		60,000,000	8,176,949	23-Mar-2007	23-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR08.52		0000007997	ZAR		80,000,000	10,435,690	05-Jul-2007	10-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR09.78		0000008178	ZAR		45,000,000	5,768,491	28-Aug-2007	25-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0110ZAR09.70		0000008454	ZAR		20,000,000	2,676,570	07-Jan-2008	12-Jan-2010
BOND/SELL ZAR/IBRD/GDIF/0110ZAR09.60		0000008630	ZAR		370,000,000	49,251,248	30-Jan-2008	20-Jan-2010

7

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0210ZAR10.00		0000008626	ZAR		80,000,000	10,387,250	07-Feb-2008	09-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR09.45		0000008715	ZAR		650,000,000	84,829,818	28-Feb-2008	18-Feb-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR09.75		0000008700	ZAR		70,000,000	9,448,670	10-Mar-2008	10-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0310ZAR09.10		0000008742	ZAR		22,610,000	3,037,631	25-Mar-2008	26-Mar-2010
BOND/SELL ZAR/IBRD/GDIF/0210ZAR12.00		0000009081	ZAR		750,000,000	97,834,594	28-Jul-2008	10-Feb-2010
Total By Currency					3,676,610,000	482,537,441
Total						6,256,806,237

MTBOZ

United States Dollar
BOND/SELL USD/IBRD/MLT/0210USD00.00		0000000498	USD	USD0189MLT55	17,839,000	17,839,000	06-Mar-1985	16-Feb-2010
BOND/SELL USD/IBRD/MLT/0210USD00.001		0000001064	USD	USD0196MLT09	19,929,000	19,929,000	07-Jan-1986	16-Feb-2010
Total By Currency					37,768,000	37,768,000
Total						37,768,000

Early Retirement

MTBOC

Chilean Peso
BOND/BUY CLP/IBRD/GDIF/0711CLP06.75		0000010073	CLP	BUYBACK	23,060,000,000	43,236,149	25-Mar-2010	01-Jul-2011
Total By Currency					23,060,000,000	43,236,149

Columbian Peso
BOND/BUY COP/IBRD/GDIF/1110COP08.50		0000010072	COP	BUYBACK	98,475,000,000	51,274,375	25-Mar-2010	08-Nov-2010
Total By Currency					98,475,000,000	51,274,375

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009989	GBP	BUYBACK	25,000,000	39,626,250	04-Feb-2010	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009991	GBP	BUYBACK	17,000,000	26,945,850	04-Feb-2010	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000010009	GBP	BUYBACK	4,260,000	6,687,774	16-Feb-2010	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000010010	GBP	BUYBACK	10,000,000	15,699,000	16-Feb-2010	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000010029	GBP	BUYBACK	4,000,000	5,949,000	01-Mar-2010	07-Jun-2032
Total By Currency					60,260,000	94,907,874

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0735JPYSTR11		0000009962	JPY		500,000,000	5,549,082	22-Jan-2010	22-Jul-2035
BOND/BUY JPY/IBRD/GDIF/0618JPYSTR02		0000009977	JPY		1,000,000,000	11,087,704	28-Jan-2010	21-Jun-2018
BOND/BUY JPY/IBRD/GDIF/1121JPYSTR01		0000009981	JPY	BUYBACK	2,000,000,000	22,164,349	01-Feb-2010	08-Nov-2021
BOND/BUY JPY/IBRD/GDIF/0922JPYSTR02		0000010038	JPY		500,000,000	5,534,341	23-Mar-2010	20-Sep-2022
BOND/BUY JPY/IBRD/GDIF/0323JPYSTR08		0000010058	JPY		500,000,000	5,407,451	29-Mar-2010	27-Mar-2023
Total By Currency					4,500,000,000	49,742,926

United States Dollar
BOND/BUY USD/IBRD/GDIF/0323USDSTR01		0000010013	USD		10,000,000	10,000,000	10-Mar-2010	10-Mar-2023
Total By Currency					10,000,000	10,000,000
Total						249,161,323

8

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

MTBOZ

United States Dollar
BOND/BUY USD/IBRD/GDIF/0610USD00.00A		0000010040	USD		14,300,000	14,300,000	05-Mar-2010	25-Jun-2010
BOND/BUY USD/IBRD/GDIF/0322USDSTR		0000010036	USD		72,000,000	72,000,000	11-Mar-2010	11-Mar-2022
BOND/BUY USD/IBRD/GDIF/0339USDSTR03		0000010045	USD		196,207,277	196,207,277	18-Mar-2010	18-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR01		0000010050	USD		125,033,944	125,033,944	18-Mar-2010	18-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR02		0000010051	USD		62,516,972	62,516,972	18-Mar-2010	18-Mar-2039
BOND/BUY USD/IBRD/GDIF/0339USDSTR		0000010052	USD		64,305,607	64,305,607	18-Mar-2010	18-Mar-2039
Total By Currency					534,363,800	534,363,800

South African Rand
BOND/BUY ZAR/IBRD/GMTN/0417ZAR00.002		0000009969	ZAR	BUYBACK	136,995,000	18,235,607	20-Jan-2010	04-Apr-2017
BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00		0000009971	ZAR	BUYBACK	196,090,000	25,808,107	22-Jan-2010	29-Dec-2017
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00		0000009972	ZAR	BUYBACK	247,785,000	32,657,002	27-Jan-2010	31-Dec-2025
BOND/BUY ZAR/IBRD/GMTN/0727ZAR00.00		0000009975	ZAR	BUYBACK	47,885,000	6,311,038	27-Jan-2010	14-Jul-2027
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0		0000010008	ZAR	BUYBACK	1,390,000,000	181,105,132	11-Feb-2010	29-Dec-2028
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0		0000010077	ZAR	BUYBACK	29,875,000	4,034,055	29-Mar-2010	29-Dec-2028
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00		0000010078	ZAR	BUYBACK	62,215,000	8,400,961	29-Mar-2010	31-Dec-2025
BOND/BUY ZAR/IBRD/GMTN/0727ZAR00.00		0000010079	ZAR	BUYBACK	130,000,000	17,554,046	29-Mar-2010	14-Jul-2027
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00		0000010098	ZAR		341,225,000	46,075,996	29-Mar-2010	31-Dec-2025
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0		0000010099	ZAR		52,375,000	7,072,255	29-Mar-2010	29-Dec-2028
Total By Currency					2,634,445,000	347,254,200
Total						881,619,999

9